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                                                                 EXHIBIT (a)(10)

[TELOCITY COMPANY LOGO]                                    [HUGHES COMPANY LOGO]

FOR IMMEDIATE RELEASE

                                  Hughes Contact: Richard Dore (310) 662-9670
                                  Telocity Contact: Bill Chandler (408) 863-5983

               HUGHES COMMENCES TENDER OFFER FOR TELOCITY SHARES

     EL SEGUNDO, Calif., and CUPERTINO, Calif. (February 1, 2001) -- HUGHES Electronics Corporation, under the terms of an agreement announced December 21, today commenced a cash tender offer through a subsidiary to purchase all outstanding shares of common stock of Telocity Delaware, Inc. (Nasdaq NM: TLCT) at a purchase price of $2.15 per share, or approximately $178 million.

     Following successful completion of the 60-day tender offer, HUGHES intends for Telocity to become a wholly owned subsidiary. The tender offer will expire at 5 p.m. Eastern Time on April 2, 2001, unless extended.

     The terms of the offer and other relevant information are available through public filings made today by HUGHES and Telocity at http://www.sec.gov.

     The information agent for the tender offer is Morrow & Co., Inc.   For
additional information please contact Morrow & Co., Inc. at (800) 607-0088.

     HUGHES is the world leader in digital television entertainment, satellite services and satellite-based private business networks. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE:GMH).

     Telocity is a leading nationwide provider of integrated residential broadband services. Telocity improves today's dial-up, or narrowband, experience through faster and reliable services that enhance Internet surfing, shopping, and communications. Telocity intends to expand its broadband services to packaged value-added services that may
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Hughes Commences Tender Offer for Telocity Shares
February 1, 2001
Page 2

include secure telecommuting, home monitoring and automation, voice bundling, and entertainment services. Telocity currently provides high-speed broadband services through DSL technology.

          Telocity stockholders and any potential investors in Telocity are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. Telocity stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by HUGHES and Telocity
with the SEC at the SEC's Web site at www.sec.gov.   The tender offer statement
and the solicitation/recommendation statement and these other documents may also be obtained by Telocity stockholders without cost to them from HUGHES and Telocity.

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